THE SWISS HELVETIA FUND, INC. ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER

Press Release – For Immediate Release

New York, New York—February 12, 2014

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced the expiration and preliminary results of its cash tender offer for up to 4,579,480 of its issued and outstanding shares of common stock (the “Offer”) (representing approximately 15% of the Fund’s issued and outstanding shares as of the commencement of the Offer). The Offer expired at 5:00 p.m., Eastern Time, on February 11, 2014 (the “Expiration Date”).

Based on preliminary information, approximately 19,260,691 shares of common stock, or approximately 63% of the Fund’s outstanding shares as of the commencement of the Offer, were tendered through the Expiration Date. This number is subject to adjustment and should not be regarded as final because the number of shares tendered exceeded 4,579,480 (the maximum number of shares being sought in the Offer) and thus the number of shares that will be purchased by the Fund will be prorated based on the number of shares validly tendered by each stockholder. No more than a total of 4,579,480 validly tendered shares will be accepted for payment at a price per share equal to 95% of the Fund’s net asset value per share (“NAV”) determined as of the close of the regular trading session of the New York Stock Exchange today, February 12, 2014. The final number of shares validly tendered and accepted pursuant to the Offer and the Offer price per share will be announced at a later date.

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swz.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges. The Fund may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances.

The Fund is managed by Hottinger Capital Corp. For further information, please contact Rudolf Millisits, President and Chief Executive Officer of Hottinger Capital Corp., at 1-888-SWISS-00 or 1-212-332-2760, 1270 Avenue of the Americas, Suite 400, New York, New York 10020.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to NAV. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above NAV.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.